Exhibit 99.33

Volaris Reports September 2015 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 35%

MEXICO CITY--(BUSINESS WIRE)--October 5, 2015--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports September 2015 and year-to-date preliminary traffic results.

During September 2015 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 33.6% year over year, in response to a strong demand in the domestic and international markets. Total demand for September, as measured in Revenue Passenger Miles (RPMs), increased 32.2% year over year, reaching 842 million. Volaris transported a total of 892 thousand passengers during the month, an increase of 35.4% year over year. Year-to-date, Volaris has transported over 8.7 million passengers, an increase of 21.4% year over year.

In September, Volaris increased international ASMs by 45.0% and domestic ASMs by 29.6%. Network load factor for September reached 77.9%, a decrease of 0.9 percentage points year over year.

During September 2015, Volaris launched two year-round international routes (Cancun – San Jose, Costa Rica and Guadalajara – San Jose, Costa Rica).

The following table summarizes Volaris traffic results for the month and year-to-date.

	September 2015	September 2014	Variance	Nine months ended September 2015	Nine months ended September 2014	Variance
RPMs (in millions, scheduled & charter)
Domestic	604	469	28.8%	5,905	5,304	11.3%
International	238	168	41.4%	2,520	1,907	32.2%
Total	842	637	32.2%	8,425	7,211	16.8%
ASMs (in millions, scheduled & charter)
Domestic	775	598	29.6%	7,188	6,558	9.6%
International	306	211	45.0%	3,070	2,239	37.1%
Total	1,081	809	33.6%	10,258	8,797	16.6%
Load Factor (in %, scheduled)
Domestic	77.9%	78.4%	(0.5) pp	82.1%	80.9%	1.3 pp
International	78.0%	79.9%	(1.9) pp	82.0%	85.2%	(3.2) pp
Total	77.9%	78.8%	(0.9) pp	82.1%	82.0%	0.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	728	542	34.3%	7,001	5,887	18.9%
International	164	117	40.8%	1,728	1,305	32.4%
Total	892	659	35.4%	8,729	7,192	21.4%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 139 and its fleet from four to 55 aircraft. Volaris offers more than 258 daily flight segments on routes that connect 38 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net